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                        Irrevocable Proxy
                     (J.R. Simplot Company)


   J.R. Simplot Company, a Nevada corporation (the "Company"), hereby irrevocably appoints Canadian Imperial Bank of Commerce ("CIBC") as its true and lawful proxy and attorney-in-fact with full power of substitution and resubstitution (except that such power of substitution and resubstitution is limited to such persons as may be serving from time to time as the Chairman of the Board and/or the Chief Financial Officer of Micron Technolo-gy, Inc., a Delaware corporation ("Micron")) (i) to represent the Company at the annual meetings of the stockholders of Micron to be held in 1996, 1997, 1998, 1999, 2000, 2001 and 2002, and at any adjournment thereof, and to vote, in its discretion (includ-ing cumulatively, if required) 2,600,000 shares (the "Shares") of common stock, $.10 par value, of Micron held by the Company;
(ii) to represent the Company at any special meeting of stock-holders of Micron, and at any adjournment thereof, and to vote (including cumulatively, if required) all the Shares in its discretion; and (iii) to vote all the Shares in its discretion upon such other matter or matters which may properly come before the stockholders of Micron by written consent or otherwise.

   This irrevocable proxy may be exercised at any time after the date hereof and prior to June 27, 2003, except that such proxy shall expire immediately upon the termination for any reason of the dividend swap transaction contemplated by the letter agree-ment between the Company and CIBC dated June 28, 1996 (the "Confirmation").

Dated:    June 28, 1996

J.R. SIMPLOT COMPANY

By:/s/ Ronald N. Graves

Name:  Ronald N. Graves
Title:Secretary